UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58
For the quarter ended December 31, 2002

UNITIL CORPORATION
(Name of Registered Holding Company)

6 Liberty Lane West, Hampton, New Hampshire 03842-1720
(Address of principal executive offices)

ITEM 1 - ORGANIZATION CHART

Not applicable, as this filing is for the fourth quarter of the fiscal year of the registered holding company.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

Associate company advancing funds	Reporting company receiving funds	Type of transaction	Net change in contributions
Unitil Corporation	Unitil Resources, Inc.	Capital contribution	$350,000

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies

None.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies

Associate company rendering services	Reporting company receiving services	Types of services rendered	Direct costs charged	Indirect costs charged	Cost of capital	Total amount billed
Unitil Service Corp.	Unitil Resources, Inc.	Admin and General	$249,700	$216,908	$0	$466,608

Staff involved in providing service to Unitil Resources, Inc. (Unitil Resources) are located at Unitil Service Corp. (Unitil Service). Services are provided to Unitil Resources pursuant to a service agreement between Unitil Service and Unitil Resources dated July 1, 1993. Services provided by Unitil Service during the fourth quarter of 2002 included finance, accounting, marketing, energy management and administrative services.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT
(Dollars in Thousands)

Investments in Energy-related Companies:

(1)	Total consolidated capitalization as of December 31, 2002	$181,898	
(2)	Total capitalization multiplied by 15%	27,285	
(3)	Greater of $50 million or line 2		$50,000

Total current aggregate investment:

Energy-related business:

(4)	Unitil Resources, Inc.	565	
(5)	Total current aggregate investment		565

Difference between the greater of $50 million or 15% of capitalization
and the total aggregate investment of the registered holding company
system (line 3 less line 5) $49,435

Investments in Gas-related Companies $0

ITEM 5 - OTHER INVESTMENTS

Major line of energy-related business	Other investment in last U-9C-3 report	Other investment in this U-9C-3 report	Reason for difference in other investment
Energy Brokering and Consulting	$0	$0	n/a

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

A. Financial Statements

Not applicable, as this filing is for the fourth quarter of the fiscal year of the registered holding company

B. Exhibits

None.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Unitil Corporation

By: /s/   Mark H. Collin
                Chief Financial Officer

Dated: March 24, 2003